UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Redbox Entertainment Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75724T103

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75724T103	13D	Page 2 of 17

1. Names of Reporting Persons.
Redwood Holdco, LP

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 3 of 17

1. Names of Reporting Persons.
Redwood Holdco GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 4 of 17

1. Names of Reporting Persons.
New Outerwall, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
CO

CUSIP No. 75724T103	13D	Page 5 of 17

1. Names of Reporting Persons.
AP VIII Aspen Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 6 of 17

1. Names of Reporting Persons.
AP VIII Aspen Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 7 of 17

1. Names of Reporting Persons.
Apollo Management VIII, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 8 of 17

1. Names of Reporting Persons.
AIF VIII Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 9 of 17

1. Names of Reporting Persons.
Apollo Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 10 of 17

1. Names of Reporting Persons.
Apollo Management GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 11 of 17

1. Names of Reporting Persons.
Apollo Management Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 12 of 17

1. Names of Reporting Persons.
Apollo Management Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
0

9. Sole Dispositive Power

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 13 of 17

Schedule 13D/A

Amendment No. 2

The information in this Amendment No. 2 to Schedule 13D (this “Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D,” and, as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons therein described on December 3, 2021, relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Redbox Entertainment Inc. (the “Issuer”), as amended by Amendment No. 1 thereto filed on April 19, 2022.

Except as set forth herein, the Schedule 13D remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	0
Sole Dispositive Power	0
Shared Dispositive Power	0

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Class A Common Stock outstanding is 0%, based on a total of 0 shares of Class A Common Stock and 0 shares of Class B Common Stock issued and outstanding as of August 11, 2022, as reported in the Issuers’ current report on Form 8-K filed with the SEC on August 11, 2022.

Redwood and Aspen Holdings (the “Record Holders”) each disclaim beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by such Record Holder, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. Redwood GP, New Outerwall, Aspen GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings, and Management Holdings GP, and Messrs. Marc Rowan, Scott Kleinman and James Zelter, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all the shares of Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

(c) On August 11, 2022, the Issuer completed the previously disclosed mergers pursuant to that Merger Agreement between the Issuer, Chicken Soup for the Soul Entertainment, Inc. (“CSSE”), RB First Merger Sub Inc. (“Merger Sub Inc,”), RB Second Merger Sub LLC (“Merger Sub LLC”), Redwood Opco Merger Sub LLC (“Opco Merger Sub LLC”), and Redwood Intermediate LLC (“Opco LLC”). Immediately prior to the closing of the mergers, Aspen Parent, Inc., the sole stockholder of New Outerwall, Inc. (“New Outerwall”), contributed that certain B-2 facility first lien term loan (the “Term Loans”) to New Outerwall; New Outerwall then contributed the Term Loans to Redwood; Redwood then contributed the Term Loans to Redwood Intermediate, LLC in exchange for LLC units therein (the “Opco LLC Units”) and 4,035,943 shares of Class B common stock of the Issuer. At the closing of the mergers, each share of Class A common stock of the Issuer and each Opco LLC Unit was cancelled and automatically deemed for all purposes to represent the right to receive 0.087 shares of CSSE Class A common stock, and each share of Class B common stock of the Issuer was automatically cancelled for no additional consideration.

Except as otherwise reported herein, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

CUSIP No. 75724T103	13D	Page 14 of 17

(d) Not applicable.

(e) On August 11, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

CUSIP No. 75724T103	13D	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

REDWOOD HOLDCO, LP

By:	/s/ James Elworth
Name:	James Elworth
Title:	Secretary

REDWOOD HOLDCO GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Secretary

CUSIP No. 75724T103	13D	Page 16 of 17

NEW OUTERWALL, INC.

By:	Aspen Parent, Inc.,
its sole stockholder

By:	AP VIII Aspen Holdings, L.P.,
the majority holder of its Class A shares

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

AP VIII ASPEN HOLDINGS, L.P.

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

AP VIII ASPEN HOLDINGS GP, LLC

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

CUSIP No. 75724T103	13D	Page 17 of 17

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

AIF VIII MANAGEMENT, LLC

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President